UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
May 9, 2008
Cadbury plc

(Translation of registrant’s name into English)
England

(Jurisdiction of incorporation or organization)
25 Berkeley Square
London W1J 6HB

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F  ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes  ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):    n/a

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cadbury plc
Date: May 9, 2008	By:	/s/ John Mills
		Name:	John Mills
		Title:	Director of Group Secretariat

CADBURY PLC
     On May 7, 2008, Cadbury plc (“Cadbury”) announced the completion of the previously announced scheme of arrangement and reduction of capital. The scheme of arrangement became effective upon the registration of the court order at UK Companies House on the morning of May 2, 2008, and the reduction of capital became effective upon the registration of the court order at UK Companies House on the morning of May 7, 2008.
     As a result of the completed scheme of arrangement and reduction of capital, Cadbury became the successor corporation to Cadbury Schweppes plc (“Cadbury Schweppes”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to its Ordinary Shares and its American Depositary Shares, and will succeed to Cadbury Schweppes’s reporting obligations thereunder. Pursuant to Rule 12g-3 promulgated under the Exchange Act, the Ordinary Shares and American Depositary Shares of Cadbury are deemed to be registered under paragraph (b) of Section 12 of the Exchange Act.

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